SECURI[illegible] 04019957 [illegible]MISSION
[illegible]gton, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-26602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7100 W. Center Road
(No. and Street)

Omaha (City) NE (State) 68106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Nagengast (402) 399-9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, L.L.P.
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street, Suite 1400 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James D. Nagengast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities America, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KEVIN L. LAMMERS
MY COMMISSION EXPIRES
March 14, 2004

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities America, Inc.

Statements of Financial Condition

December 31, 2003 and 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Securities America, Inc.

We have audited the accompanying statement of financial condition of Securities America, Inc. (the Corporation) as of December 31, 2003. This statement of financial condition is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. The statement of financial condition of the Corporation as of December 31, 2002 was audited by other auditors whose report dated February 20, 2003 expressed an unqualified opinion on the statement of financial condition and included an explanatory paragraph that disclosed the change in the Corporation's method of accounting for goodwill discussed in Note 3 to that statement of financial condition.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Corporation at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 20, 2004

Securities America, Inc.

Statements of Financial Condition

	December 31 2003	December 31 2002
Assets		
Cash and cash equivalents	**$15,216,881**	$10,112,604
Cash – segregated under federal and other regulations *(Note 2)*	**5,000**	5,000
Securities owned, at market value	**86,783**	34,070
Commissions receivable	**7,691,776**	5,735,826
Agents balances and other receivables, net of allowance of $75,000 in 2003 and $35,000 in 2002	**2,976,290**	1,535,426
Notes receivable – agents, net of allowance of $50,000 in 2003 and $40,000 in 2002 *(Note 3)*	**799,346**	419,470
Prepaid expenses	**540,017**	537,102
Due from affiliates *(Note 4)*	**2,148,677**	–
Goodwill *(Note 1)*	**26,250,000**	26,250,000
Deferred income taxes *(Note 5)*	**1,485,304**	308,969
Income taxes receivable *(Note 4)*	**1,640,313**	–
Other assets	**239,323**	241,949
Total assets	**$59,079,710**	$45,180,416
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 9,293,958**	$ 6,873,965
Securities sold, not yet purchased	**104,719**	88,930
Accrued expenses and other liabilities	**5,518,585**	1,880,837
Due to affiliates *(Note 4)*	–	5,771
Income taxes payable *(Note 4)*	–	389,089
Total liabilities	**14,917,262**	9,238,592
Stockholder's equity *(Note 9)*:		
Common stock, $1 par value:		
Authorized shares – 200		
Issued and outstanding shares – 100	**100**	100
Additional paid-in capital	**50,024,266**	37,024,266
Accumulated deficit	**(5,861,918)**	(1,082,542)
Total stockholder's equity	**44,162,448**	35,941,824
Total liabilities and stockholder's equity	**$59,079,710**	$45,180,416

See accompanying notes.

1. Summary of Significant Accounting Policies

General

Securities America, Inc. (the Corporation), a wholly owned subsidiary of Securities America Financial Corporation, Inc. (SAFC), which is wholly owned by American Express Financial Corporation (AEFC), is a broker-dealer which provides securities distribution and brokerage services to the general public. The Corporation offers an array of financial service products, including both equity and debt securities and variable annuity insurance products, through a network of independent contractor-brokers. The Corporation derives a majority of its revenues from commission income from the brokerage of securities, most of which is paid as expense to independent contractor-brokers as compensation for initiating the trade of securities. Service fees also represent a significant source of revenue to the Corporation. Service fees result from amounts collected from independent contractor-brokers for the processing of securities trades and from amounts collected for administrative and compliance services provided to independent contractor-brokers. The Corporation operates on a fully-disclosed basis and is exempt from provisions of Securities and Exchange Commission (SEC) Rule 15c3-3.

The Corporation executes and clears trades through an unaffiliated brokerage firm, National Financial Services, LLC.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recent Accounting Developments

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), which addresses consolidation by business enterprises of variable interest entities (VIEs) and was subsequently revised in December 2003. FIN 46 is effective for the Corporation as of December 31, 2003 for VIEs that are considered to be special-purpose entities and as of March 31, 2004 for all other entities. There was no

1. Summary of Significant Accounting Policies (continued)

impact on the Corporation's financial statements as of December 31, 2003, and the Corporation does not expect FIN 46 to have an impact on its financial position or results of operation when fully effective on March 31, 2004.

Cash Equivalents

The Corporation considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Financial Instruments

Substantially all of the Corporation's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities, including securities sold, not yet purchased and certain payables, are carried at fair value or contracted amounts approximating fair value.

Securities Transactions

Customers' securities transactions are recorded on a settlement-date basis. Securities transactions of the Corporation are recorded on a trade-date basis. Securities owned are valued at quoted market values and securities not readily marketable are valued at fair value as determined by the Board of Directors.

The Corporation has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Corporation. At December 31, 2003, there were no amounts to be indemnified to the clearing broker for these customer accounts.

Long-Lived Assets

The Corporation reviews goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such cases, the estimated fair value of goodwill is determined using various analytical techniques. Should such an assessment indicate that the value of goodwill is impaired, an impairment loss is recognized for the difference between the carrying value of the asset and its estimated fair value. The Corporation adopted

1. Summary of Significant Accounting Policies (continued)

Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets,* on January 1, 2002. No impairment loss was identified from the Corporation's impairment tests in 2003 and 2002.

Income Taxes

The Corporation accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Corporation's taxable income or loss is included in the consolidated federal income tax return of American Express Corporation. The Corporation provides for income taxes on a separate return basis, except that, under an agreement with American Express Corporation, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of AEFC and its subsidiaries that AEFC will reimburse a subsidiary for any tax benefits recorded. The Corporation files its state income tax return on a unitary basis.

Reclassifications

Certain reclassifications were made to the 2002 statement of financial condition in order to conform to the 2003 presentation.

2. Cash – Segregated Under Federal and Other Regulations

As of December 31, 2003 and 2002, cash of $5,000 has been segregated in a special account for the exclusive benefit of customers under provisions of Rule 15c-3 of the SEC.

3. Notes Receivable – Agents

The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans to the Corporation's independent representatives, which have various schedules for payment. The notes mature at various dates through 2007.

4. Related-Party Transactions

The Corporation periodically advances excess funds to its affiliates or has amounts payable to affiliates for goods or services acquired through the affiliates. The transactions recorded with the Corporation's affiliates may not necessarily be representative of a transaction recorded at arm's length.

Amounts due from affiliates of the Corporation are as follows:

	2003	2002
Securities America Advisors, Inc. (SAA)	**$1,718,222**	$ –
Securities America Financial Corporation (SAFC)	**430,455**	–
American Express Financial Corporation (AEFC)	**1,640,313**	–
	$3,788,990	$ –

Amounts due to affiliates of the Corporation are as follows:

	2003	2002
Securities America Advisors, Inc. (SAA)	$ –	$ 5,771
American Express Financial Corporation (AEFC)	–	389,089
	$ –	$394,860

Amounts due from and due to AEFC relate to income tax settlements.

5. Income Taxes

Temporary differences giving rise to a net deferred tax asset of $1,485,304 and $308,969 at December 31, 2003 and 2002, respectively, consist primarily of the allowance for uncollectible receivables and accrued liabilities not currently deductible for income tax purposes.

6. Employee Benefit Plan

Employees who meet certain eligibility requirements participate in a 401(k) profit sharing plan sponsored by the Corporation's parent. Employee and discretionary employer contributions are fully vested at all times.

7. Leases

The Corporation has noncancelable operating leases, primarily for office space, the last of which expires in 2006. Future minimum payments under these leases as of December 31, 2003 are as follows:

2004	$128,645
2005	33,756
2006	14,554
	$176,955

8. Commitments and Contingencies

The Corporation is subject to a number of legal matters arising in the normal course of business. Management believes that substantially all of the Corporation's likely losses for litigation claims and costs of litigation have been accrued. While the ultimate results of the Corporation's litigation cannot be determined, management does not expect that these matters will have a material adverse effect on the financial position or results of operations of the Corporation.

In the normal course of business, the Corporation's activities involve, through its clearing firm, various securities transactions. These activities may expose the Corporation to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

9. Net Capital

The Corporation, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 and is required to maintain minimum net capital, as defined in the Rule. The Corporation uses the alternative method, as permitted by the Rule, which requires that the Corporation maintain minimum net capital equal to $250,000. Net capital may fluctuate on a daily basis. As of December 31, 2003 and 2002, the Corporation had net capital of $6,000,343 and $6,230,996, respectively, and excess net capital $5,750,343 and $5,980,996, respectively.